Exhibit 99.3

PRESS RELEASE

Affimed Reports Third Quarter 2023 Financial Results and Highlights Operational Progress

•	Acimtamig (also known as AFM13) combination with AlloNK® (also known as AB-101): Initiated LuminICE-203. Company on track to report initial data in H1 2024.

•	Acimtamig: Received fast-track designation for the combination of acimtamig and AlloNK®.

•	LuminICE-203: received encouraging feedback from the FDA on Type C meeting.

•	AFM13-104: Oral presentation of updated data of acimtamig in combination with cord blood-derived NK cells at the American Society of Hematology (ASH) 2023 Annual Meeting.

•	AFM24 combination with atezolizumab: On track to report data from three expansion cohorts in December 2023.

•	AFM28: Cleared third dose cohort without dose limiting toxicities; completed enrollment in the fourth cohort.

•	Cash runway into 2025: As of September 30, 2023, cash, cash equivalents and financial assets were €97.5 million.

Mannheim, Germany, November 14, 2023 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results and provided an update on clinical and corporate progress for the third quarter of 2023.

“We initiated our phase 2 clinical study of acimtamig in combination with AlloNK® and received encouraging feedback on the design of our LuminICE-203 trial from the FDA,” said Dr. Adi Hoess, CEO of Affimed. “We also continued to make progress with AFM24 in combination with atezolizumab and advanced AFM28 in the dose escalation. This positions our company well to report further updates on all three clinical programs within the next few months.”

Program Updates

Acimtamig (CD30/CD16A)

•

Initiated LuminICE-203, a phase 2 clinical study to investigate acimtamig in combination with Artiva’s AlloNK® natural killer (NK) cells in patients with relapsed / refractory (r/r) classical Hodgkin lymphoma (HL). The study will also include a cohort of 20 r/r PTCL patients. The Company expects to report initial efficacy and safety data from the LuminICE-203 study in the first half of 2024.

•

Received encouraging feedback from FDA regarding questions for the Type C meeting: The FDA is highly engaged in supporting the progress and design of the study evaluating the combination of acimtamig and AlloNK® as evidenced by the fast-track designation and Type C meeting feedback. According to written feedback for the Type C meeting, the LuminICE-203 study, designed based on the FDA’s recommendations and guidelines, could support accelerated approval, depending on the demonstrated magnitude of clinical benefit. In addition, the FDA agrees with Affimed’s approach to address the contribution of single components by adding a cohort to the study evaluating AlloNK®/IL-2 only.

•

AFM13-104 abstract selected for oral presentation at the ASH 2023 Annual Meeting. The oral presentation by Dr. Yago Nieto, M.D., Ph.D., professor of Stem Cell Transplantation and Cellular Therapy at MD Anderson at the ASH 2023 Annual Meeting will include data on a total of 42 r/r CD30-positive Hodgkin lymphoma (HL) and Non-Hodgkin lymphoma (NHL) patients enrolled in the study with 36 patients treated at the recommended phase 2 dose (RP2D). All patients were heavily pretreated and refractory to their most recent line of therapy with active progressive disease at the time of enrollment. The acimtamig precomplexed NK cells treatment followed by three weekly infusions of acimtamig achieved an overall response rate (ORR) of 94.4% with a complete response rate of 72.2% at RP2D. Acimtamig in combination with NK cells continues to demonstrate a good safety and tolerability profile with no cases of cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS) or graft versus host disease (GVHD) of any grade. An in-depth analysis including updated EFS/OS data will be presented during Dr. Nieto’s oral presentation.

AFM24 (EGFR/CD16A)

•

On track to report data in December 2023 from the first three expansion cohorts of AFM24-102, a Phase 1/2a combination study of AFM24 in patients with advanced EGFR-expressing solid tumors. Expansion cohorts of the study enrolled patients with (1) EGFR-wildtype non-small cell lung cancer (NSCLC) (2) gastric /gastroesophageal junction adenocarcinoma and (3) a basket cohort evaluating pancreatic, hepatocellular, and biliary tract cancer. Based on the results from the AFM24 monotherapy study, a fourth expansion cohort of patients with EGFR-mutant NSCLC has been added to the AFM24-102 study and is enrolling and treating patients. Data from this cohort is expected in the first half of 2024.

•	AFM24 combination with NK cells. The Company is continuing to investigate the possibility of a combination of AFM24 with an allogeneic, off-the-shelf NK cell product.

AFM28 (CD123/CD16A)

•

AFM28 is investigated in a multi-center Phase 1 open-label, dose-escalation study (AFM28-101), in r/r AML. Dose level three was completed with no dose-limiting toxicities; completed enrollment in the fourth dose cohort.

Clinical development of AFM28 is planned as both single-agent and in combination with an allogeneic off-the-shelf NK cell product.

Partnerships and Collaborations

•	Affimed has completed its work on novel molecules for both Genentech and Roivant. Further development of these product candidates is at the discretion of the respective companies.

Planned Upcoming Milestones:

•	Follow-up data from AFM13-104 to be presented at the ASH Annual Meeting in December 2023.

•	Initial data readout from the LuminICE-203 study planned in H1 2024.

•	Data release from the first three expansion cohorts of the Phase 1/2a study AFM24+atezolizumab combination study planned in December 2023.

•	Data from the EGFR-mutant NSCLC cohort planned in H1 2024.

•	Further progress updates from AFM28-101 dose escalation planned in H1 2024.

Third Quarter 2023 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of September 30, 2023 cash, cash equivalents and financial assets totaled €97.5 million compared to €190.3 million on December 31, 2022. Based on our current operating plan and assumptions, we anticipate that our cash and cash equivalents will support operations into 2025.

Net cash used in operating activities for the quarter ended September 30, 2023 was €18.2 million compared to €19.0 million for the quarter ended September 30, 2022.

Total revenue for the quarter ended September 30, 2023, was €2.0 million compared with €14.9 million for the quarter ended September 30, 2022. Revenue in 2022 and 2023 predominantly relates to the Roivant and Genentech collaborations, for which we have completed the work assigned to us under the respective collaboration agreements.

Research and development expenses for the quarter ended September 30, decreased by 17.7% from €26.1 million in 2022 to €21.5 million in 2023. The decrease is primarily due to the completion of our work under the Roivant and Genentech collaborations, together with a decline in head count and related costs after the reorganization, also resulting in a decline in the share-based payment expense which is further impacted by the decline in the underlying fair value of share options. The decline in research and development expenses have, however, been partially offset by the increase in higher expenses associated with the development of AFM13.

General and administrative expenses decreased 33.5% from €8.1 million in the quarter ended September 30, 2022 to €5.4 million in the quarter ended September 30, 2023. The decrease was due to a decline in legal, consulting and insurance expenses, as well as share-based payment expenses.

Net finance income/costs for the quarter ended September 30, 2023 decreased from income of €2.7 million in the quarter ended September 30, 2022, to income of €0.6 million in the quarter ended September 30, 2023. Finance income/costs in the three months ended September 30, 2023 primarily consisted of the interest expense incurred on the Bootstrap (formerly Silicon Valley Bank) loan, set-off by the interest earned on the financial assets, term deposits and cash balances. 2022 primarily consisted of foreign exchange gains/losses related to cash and cash equivalents denominated in U.S. dollars as a result of the change in the value of the U.S. dollar compared to the Euro.

Net loss for the quarter ended September 30, 2023, was €24.4 million, or €0.16 loss per common share compared with a net loss of €16.5 million, or €0.11 loss per common share, for the quarter ended September 30, 2022.

The weighted number of common shares outstanding for the for quarter ended September 30, 2023 was 149.3 million.

Additional information regarding these results will be included in the notes to the consolidated interim financial statements as of September 30, 2023, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast on November 14, 2023, at 8:30 a.m. EST / 14:30 CET to discuss third quarter 2023 financial results and corporate developments.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link: https://register.vevent.com/register/BId6f0cfc054b84432a7272424edf98afd, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Mannheim, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, the potential of the LuminICE-203 study to support accelerated approval by the FDA, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of acimtamig in combination with NK cell therapy is based on acimtamig precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited consolidated interim statements of comprehensive loss

(in € thousand)

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Revenue	1,962	14,888	7,862	30,195
Other income – net	(6)	118	1,121	642
Research and development expenses	(21,498)	(26,126)	(76,302)	(65,333)
General and administrative expenses	(5,381)	(8,089)	(18,507)	(23,509)

Operating loss	(24,923)	(19,209)	(85,826)	(58,005)
Finance income / (costs) – net	568	2,719	96	5,443

Loss before tax	(24,355)	(16,490)	(85,730)	(52,562)
Income taxes	0	0	(3)	(2)

Loss for the period	(24,355)	(16,490)	(85,733)	(52,564)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	0	(73)	0	(6,846)

Other comprehensive loss	0	(73)	0	(6,846)

Total comprehensive loss	(24,355)	(16,563)	(85,733)	(59,410)

Basic and diluted loss per share in € per share (undiluted = diluted)	(0.16)	(0.11)	(0.57)	(0.38)
Weighted number of common shares outstanding	149,339,335	149,339,335	149,339,335	140,036,614

Affimed N.V.

Consolidated interim statements of financial position

(in € thousand)

	September 30, 2023
	(unaudited)	December 31, 2022
ASSETS
Non-current assets
Intangible assets	41	58
Leasehold improvements and equipment	5,258	3,823
Right-of-use assets	8,336	561

	13,635	4,442
Current assets
Cash and cash equivalents	62,817	190,286
Financial assets	34,659	0
Trade and other receivables	2,446	2,697
Inventories	809	628
Other assets and prepaid expenses	6,098	2,459

	106,829	196,070
TOTAL ASSETS	120,464	200,512
EQUITY AND LIABILITIES
Equity
Issued capital	1,493	1,493
Capital reserves	592,081	582,843
Fair value reserves	(1,231)	(1,231)
Accumulated deficit	(515,923)	(430,190)

Total equity	76,420	152,915
Non current liabilities
Borrowings	7,664	11,687
Contract liabilities	619	1,083
Lease liabilities	6,874	176

Total non-current liabilities	15,157	12,946
Current liabilities
Trade and other payables	21,713	19,077
Borrowings	5,898	5,930
Lease liabilities	640	396
Contract liabilities	636	9,248

Total current liabilities	28,887	34,651
TOTAL EQUITY AND LIABILITIES	120,464	200,512

Affimed N.V.

Unaudited consolidated interim statements of cash flows

(in € thousand)

	For the nine months ended September 30
	2023	2022
Cash flow from operating activities
Loss for the period	(85,733)	(52,564)
Adjustments for the period:
- Income taxes	3	2
- Depreciation and amortization	1,273	1,066
- Net loss on disposal of leasehold improvements and equipment	74	0
- Share-based payments	9,238	14,779
- Finance income / (costs) – net	(96)	(5,443)

	(75,241)	(42,160)
Change in trade and other receivables	251	3,118
Change in inventories	(181)	(252)
Change in other assets and prepaid expenses	(3,639)	(26)
Change in trade, other payables, provisions and contract liabilities	(6,442)	(33,888)

	(85,252)	(73,208)
Interest received	1,497	228
Paid interest	(1,069)	(950)
Paid income tax	(3)	(2)

Net cash used in operating activities	(84,827)	(73,932)

Cash flow from investing activities
Purchase of intangible assets	0	(30)
Purchase of leasehold improvements and equipment, including upfront payments for right-of-use assets	(3,220)	(263)
Cash received from the sale of financial assets	0	3,772
Cash paid for investments in financial assets	(34,246)	0

Net cash used for investing activities	(37,466)	3,479

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	0	95,907
Transaction costs related to issue of common shares	0	(6,159)
Repayment of lease liabilities	(377)	(538)
Repayment of borrowings	(4,447)	(70)

Net cash used for financing activities	(4,824)	89,140

Exchange rate related changes of cash and cash equivalents	(352)	6,578
Net changes to cash and cash equivalents	(127,117)	18,687
Cash and cash equivalents at the beginning of the period	190,286	197,630

Cash and cash equivalents at the end of the period	62,817	222,895

Affimed N.V.

Unaudited consolidated interim statements of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2022	1,234	474,087	(5,973)	(333,397)	135,951

Issue of common shares	259	89,423			89,682
Exercise of share-based payment awards		101			101
Equity-settled share-based payment awards		14,779			14,779
Transfer of cumulative loss on sale of financial assets			6,865	(6,865)	0
Loss for the period				(52,564)	(52,564)
Other comprehensive loss			(6,846)		(6,846)

Balance as of September 30, 2022	1,493	578,390	(5,954)	(392,826)	181,103

Balance as of January 1, 2023	1,493	582,843	(1,231)	(430,190)	152,915

Equity-settled share-based payment awards		9,238			9,238
Loss for the period				(85,733)	(85,733)

Balance as of September 30, 2023	1,493	592,081	(1,231)	(515,923)	76,420